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                         June 30, 2021

       Michael Otworth
       Chief Executive Officer
       PureCycle Technologies, Inc.
       5950 Hazeltine National Drive, Suite 650
       Orlando, Florida 32822

                                                        Re: PureCycle
Technologies, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 25, 2021
                                                            File No. 333-257423

       Dear Mr. Otworth:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Joel T. May, Esq.